UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group made a resolution to enter into a trust agreement for acquisition of treasury shares

On February 5, 2026, the board of directors of Shinhan Financial Group resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Number of Shares to be Acquired: 5,537,098 common shares

2.	Estimated Acquisition Amount: KRW 500,000,000,000

3.	Scheduled Acquisition Period: February 9, 2026 - July 10, 2026

4.	Purpose of Acquisition: Cancellation of shares

5.	Acquisition Method: Acquisition on the stock exchange (KRX)

6.	Entrusted Brokerage Company: NH Investment & Securities Co., Ltd.

7.	Treasury Stock Holdings as of February 5, 2026: - Acquisition within the profits available for dividends: 10,840,573 shares - Other Acquisition: 1 common shares

8.	Date of resolution by the board of directors: February 5, 2026

9.	Estimated acquisition price: KRW 90,300

10.	Limit to Acquiring Treasury Stocks

(Unit: KRW)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code as of the end of the previous fiscal year	4,072,040,620,882
2. Acquired amount of treasury stock after previous fiscal year end	1,449,999,883,450
3. Amount of 'dividends' and related 'earned profit reserve' decided at annual general meeting of shareholders after previous fiscal year end	371,935,096,601
4. Amount of 'interim/quarterly dividends' and related 'earned profit reserves' decided by board of directors after previous fiscal year end	828,228,200,100
5. Amount of trust contract	-
6. Acquisition cost of treasury stock sold after previous fiscal year end (moving average method)	-
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	1,421,877,440,731

11.

Other Considerations

- This contract pertains to entering into a new trust agreement for the acquisition of treasury shares.

- This above ‘1. Number of shares to be acquired’ is calculated by dividing the above ‘2. Estimated acquisition amount(KRW)’ by the ‘9. Estimated acquisition price(KRW)’. The actual number of shares may change depending on future stock price fluctuations.

- The above ‘7. Treasury stock holdings as of February 5, 2026 within the profits available for dividends’ is the treasury stocks acquired through a trust contract in 2025(July 31, 2025~ January 30, 2026) and is scheduled to be retired on February 6, 2026.

- The above ‘7. Treasury stock holdings as of February 5, 2026 for other reasons’ is the fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc).

- The above ‘9. Estimated acquisition price(KRW)' is based on the closing price on the day before the board resolution date (February 4, 2026). Therefore, the actual acquisition amount may vary due to stock price fluctuations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 5, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer